December 19, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Registration Statement on Form F-1
Filed November 15, 2024
File No. 333-283248

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter of November 27, 2024, in which you provided comments to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on November 15, 2024 (“Form F-1”). We set forth below in bold the comments in your letter relating to Form F-1 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Registration Statement on Form F-1 filed on November 15, 2024

Capitalization, page 30

1.	You disclose that as of September 30, 2024 there were 15 million Ordinary Shares outstanding on an actual basis. Please reconcile this amount to the 1 million Ordinary Shares outstanding disclosed in your balance sheet as of June 30, 2024 on page F-28. Please also address similar discrepancies regarding outstanding shares on pages 7, 32, 96, 97 and 101.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that following the forward stock split effected by the Company on November 29, 2024, there are 15 million Ordinary Shares outstanding on an actual basis. We have revised our disclosures on pages 33, 34, 36, 37, 59, F-3, F-4, F-5, F-8, F-28, F-29, F-30 and F-33 accordingly.

2.	Please revise the number of Ordinary Shares issued and outstanding on an as adjusted basis to reflect the issuance of Ordinary Shares in this offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the number of Ordinary Shares issued and outstanding on an as adjusted basis to reflect the issuance of Ordinary Shares on page 30.

Dilution, page 32

3.	Please revise your dilution calculations to use amounts derived from your most recent interim financial statements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our dilution calculations at page 32 of Form F-1/A to use amounts derived from our most recent interim financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.	We note your disclosure that revenues from trading in crude oil were 50.1% of total trading revenue for the six months ended June 30, 2024, a decrease from 97.4% of total trading revenue for the six months ended June 30, 2023. Please explain whether this decline in the portion of revenues from crude oil trading constitutes a known trend within your business and, if so, identify any anticipated material impacts to your results of operations.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure at pages 41 and 75 to further clarify that the decline in crude oil’s proportion of our trading revenue for the six months ended June 30, 2024 was primarily driven by an increase in sales of our oil-based products, in particular, straight run fuel oil. Our customers select their feedstocks based on crack margins, and there was an increase in demand for straight run fuel oil due to its profitability and utility as a refinery feedstock in the current market. We consider this change in revenue composition to be a reflection of current market demands and customer preferences rather than a known or sustained trend within our business. Our business model is designed to adapt to such market fluctuations, and we optimize our operations to suit current customer needs and market conditions. Accordingly, we do not anticipate any material impacts on our results of operations arising from the change in revenue composition.

Results of Operations
Comparison of Results of Operations for the Six Months Period Ended June 30, 2023 and 2024, page 41

5.	Please revise your revenue discussion to provide quantified explanations for the change in revenue between the two reporting periods. In doing so, please describe and quantify the extent to which such change is attributable to changes in prices or to changes in the volume of the products being sold. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the revenue discussion at page 41 and 44 to explain the change in revenue between the two reporting periods.

Management
Employment Agreements, page 94

6.

Please revise to eliminate inconsistencies between the disclosure in this section and the executed employment agreements on file as Exhibits 10.1, 10.2, and 10.3. For example, you state here that the agreements contain non-compete provisions lasting twelve months after cessation of employment, but Section 2.03 of the agreements imply a two year post-termination non-compete period. The description of the termination provisions under the agreements also appears inconsistent with Article III thereof.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure at page 95 to align with the terms of the executed employment agreements on file as Exhibits 10.1, 10.2 and 10.3.

Notes to Consolidated Financial Statements

Note 1 - Business Overview and Basis of Presentation

Reorganization, page F-7

7.	Please tell us how you have retroactively adjusted your financial statements and related information to reflect the 1:200 forward stock split of your Ordinary Shares and the shares surrendered by your existing shareholders on October 2, 2024.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have retroactively adjusted our financial statements and related information to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 by revising our disclosures on pages 33, 34, 36, 37, 59, F-3, F-4, F-5, F-8, F-28, F-29, F-30 and F-33 accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer

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